EXHIBIT INDEX

                                                            Sequentially
Exhibit                        Description                 Numbered Page

(20)(a)                       Press Release














































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UNITED MERCHANTS AND MANUFACTURERS, INC.
1650 Palisade Avenue        Teaneck NJ 07666             201-837-1700




For Immediate Release                          December 16, 1994


    United Merchants and Manufacturers, Inc. ("UM&M" or the "Company") announced that it will close its Buffalo Mill Division on or about February 17, 1995. Buffalo Mill is a vertical manufacturer of textile goods, located at 110 Mill Street, Buffalo, South Carolina.

    The industry has experienced difficult times over the last couple of years and Buffalo Mill has had net operating losses for the last two fiscal years ended June 30, 1992 and 1993. In addition, projections indicate that for the six (6) months ended December 31, 1994, the Mill will also post a net operating loss.

    As reported earlier this year, UM&M had entered into a new borrowing arrangement with Foothill Capital Corporation ("Foothill").
Recently, Foothill has required UM&M to reduce the amount of its borrowing and accordingly, UM&M is no longer able to fund the daily cash requirements of the Mill. UM&M plans to continue its other operations depending on continued availability of financing.

    UM&M is a diversified company engaged principally in the manufacture and distribution of textiles and related products and the design, manufacture and distribution of accessories. The Company also operates discount outlet stores that sell the Company's and other manufacturers' products.


















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